Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

December 9, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Purchase of Its Own Shares** (December 1, 2005)
- **Notice of termination of Purchase of Its Own Shares** (December 9, 2005)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

To Our Shareholders

December 1, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Purchase of Its Own Shares

(Purchase of its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code)

The Company carried out market purchases of its own shares as follows under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code. We hereby announce this.

1. Purchase Period	From November 1, 2005 to November 30, 2005
2. Purchased shares	98,300 shares
3. Total amount of purchase	206,408,100 Yen
4. Purchase Method	Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 22, 2005

(1) Type of share to be purchased	Common shares of the Company
(2) Total number of shares to be purchased	1,000,000 shares (upper limit)
(3) Total purchase amount of shares	3,500,000,000 Yen (upper limit)
(4) Period for purchasing its own shares	From July 25, 2005 to January 24, 2006

2. Total number of shares acquired and total amount of acquired price of its own shares after the date of resolution at the board of directors' meeting (as of July 22, 2005).

(1) Total number of acquired shares	705,600 shares
(2) Total amount of acquired price	1,644,659,100 Yen

3. Holding of its own shares as of November 30, 2005

Total number of outstanding Shares (excluding its own shares)	35,735,954 shares
Number of its own shares	757,975 shares

To Our Shareholders

December 9, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of termination of Purchase of Its Own Shares

(Purchase of its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code)

The Company carried out market purchases of its own shares as follows under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code. We hereby announce this.
In addition, purchase of its own shares was finished by this market buying.

1. Purchase Period — From December 1, 2005 to December 9, 2005
2. Purchased shares — 294,400 shares
3. Total amount of purchase — 641,266,000 Yen
4. Purchase Method — Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 22, 2005
   (1) Type of share to be purchased — Common shares of the Company
   (2) Total number of shares to be purchased — 1,000,000 shares (upper limit)
   (3) Total purchase amount of shares — 3,500,000,000 Yen (upper limit)
   (4) Period for purchasing its own shares — From July 25, 2005 to January 24, 2006

2. Total number of shares acquired and total amount of acquired price of its own shares after the date of resolution at the board of directors' meeting (as of July 22, 2005).
   (1) Total number of acquired shares — 1,000,000 shares
   (2) Total amount of acquired price — 2,285,925,100 Yen